The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

07028540

November 27, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) *Under the* Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

PROCESSED
DEC 1 2 2007
E THOMSON FINANCIAL

Appointment of New President and CEO
(Corrected Title for Mr. Hatabe on November 26 news release)

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

11/27/07 9:44AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Toru Matsuura
Title: Controller, NY Branch

On behalf of:
1) General Manager
2) The Sumitomo Trust and Banking Co. Ltd.
3) Financial Management Department

November 26, 2007

The Sumitomo Trust & Banking Co., Ltd.

Appointment of New President and CEO

The Sumitomo Trust & Banking Co., Ltd. hereby announces that the Board of Directors unanimously resolved the following management changes and appointed New President and CEO, effective on January 4, 2008.

1. Appointment of a Representative Director, effective on November 27, 2007

<New Position>	<Current Position>	<Name >
Managing Executive Officer (Representative Director)	Managing Executive Officer	Hitoshi Tsunekage

2. Changes of Executive Officers, effective on January 4, 2008

<New Position>	<Current Position>	<Name>
Vice Chairman (Representative Director)	Deputy President Executive Officer (Representative Director)	Takaaki Hatabe
President and CEO (Representative Director)	(Managing Executive Officer (Representative Director)	Hitoshi Tsunekage

3. Resignation, effective on January 3, 2008

President and CEO (Representative Director) Yutaka Morita

(*)Mr. Morita will be appointed an Advisor to The Sumitomo Trust & Banking Co., Ltd., effective on January 4, 2008.

For inquiries, please contact
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone:+81-3-3286-8354 Fax:+81-3-3286-4654

END